UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SORRENTO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74838 K 405

(CUSIP Number)

Steven D. Rubin

Executive Vice President-Administration

OPKO Health, Inc.

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74838 K 405	Page 2 of 6 Pages

(1)	Names of reporting persons OPKO Health, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.0%(1)
(14)	Type of reporting person (see instructions) CO

(1)	The percentage of beneficial ownership is based upon 21,678,353 shares of Common Stock outstanding as of November 8, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed with the SEC on November 14, 2013.

SCHEDULE 13D

CUSIP No. 74838 K 405	Page 3 of 6 Pages

This Amendment No. 2 amends and supplements the statement on Schedule 13D originally filed on September 22, 2009, by OPKO Health, Inc. (“OPKO”), as amended by Amendment No. 1 to Schedule 13D filed on September 13, 2012.

ITEM 2.	Identity and Background.

Appendix A, referenced in Sub-item (c) of Item 2, is deleted in its entirety and replaced with the Appendix A, attached hereto, which appendix is incorporated herein by reference.

ITEM 4.	Purpose of Transaction.

Item 4 is amended by deleting the paragraph before the final paragraph and adding the following paragraph after the final paragraph of the item:

As of the date of this Amendment No. 2, OPKO has disposed of all of the shares of the Issuer held by it, in open market and/or private transactions.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) and (b) OPKO does not beneficially own any shares of Issuer Common Stock as of the date of this Amendment No. 2. As of the date of this Amendment No. 2, Richard A. Lerner M.D. was the only director, officer or affiliate of OPKO beneficially owning shares of Issuer Common Stock. Dr. Lerner owns shares of Issuer Common Stock as follows:

Name	Number of Shares of Common Stock Beneficially Owned	Sole or Shared Voting Power	Sole or Shared Dispositive Power	Percentage of Outstanding Shares of Common Stock(1)
Richard A. Lerner, M.D.	214,605	Sole	Sole	.99%

SCHEDULE 13D

CUSIP No. 74838 K 405	Page 4 of 6 Pages

(1)	The percentage of beneficial ownership is based upon 21,678,353 shares of Common Stock outstanding as of November 8, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed with the SEC on November 14, 2013.

(c) (i) Within the last sixty days, OPKO sold its shares of Issuer Common Stock,

(a) in a series of open market dispositions, as follows:

SCHEDULE 13D

CUSIP No. 74838 K 405	Page 5 of 6 Pages

Date	Shares of Common Stock Disposed	Price Per Share
11/06/13	114,962	$9.0344
11/07/13	5,200	$9.0855
11/08/13	218	$8.7500
11/08/13	2,000	$8.7500
11/13/13	13,457	$8.7500
11/14/13	1,900	$8.7500
11/15/13	2,710	$8.7500
11/19/13	100	$8.7500
11/20/13	16,962	$8.7500
11/21/13	4,269	$8.5276
11/22/13	8,471	$8.4992
11/25/13	12,100	$8.5409
11/26/13	8,714	$8.5400
11/29/13	200	$8.5200
11/29/13	2,618	$8.5417
12/02/13	6,400	$8.5997

and, (b) 2,143,828 shares of Issuer Common Stock at a purchase price of $8.00 per share, to a private purchaser pursuant to a securities purchase agreement dated December 19, 2013.

(d) No person (other than Dr. Lerner) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by each of such persons.

(e) OPKO ceased to beneficially own 5% or greater of the Issuer Common Stock on December 19, 2013, and does not beneficially own any Issuer Common Stock as of the date of this Amendment.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 is hereby amended by adding the following after the final paragraph of the item:

OPKO entered into a securities purchase agreement dated December 19, 2013, with Aegis Capital Corp. (“Aegis”), pursuant to which OPKO sold 2,143,828 shares of Issuer Common Stock to Aegis at a purchase price of $8.00 per share.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPKO Health, Inc.

Date: January 7, 2014	By:	/s/ Steven D. Rubin
	Name:	Steven D. Rubin

	Title:	Executive Vice President - Administration

APPENDIX A

Directors and Executive Officers

Appendix A is deleted in its entirety and replaced with the following text:

The names, present principal occupations or employment and business addresses of the executive officers and directors of OPKO are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to OPKO.

Name	Principal Occupation	Business Address
Phillip Frost, M.D.	Chairman of the Board and Chief Executive Officer	4400 Biscayne Boulevard Miami, Florida 33137

Jane H. Hsiao, Ph.D.	Vice Chairman of the Board and Chief Technical Officer	4400 Biscayne Boulevard Miami, Florida 33137

Steven D. Rubin	Director and Executive Vice President-Administration	4400 Biscayne Boulevard Miami, Florida 33137

Robert A. Baron	Director	4400 Biscayne Boulevard Miami, Florida 33137

Thomas E. Beier	Director	4400 Biscayne Boulevard Miami, Florida 33137

Dmitry Kolosov	Director	4400 Biscayne Boulevard Miami, Florida 33137

Richard A. Lerner, M.D.	Institute Professor, The Scripps Research Institute (a private, non-profit biomedical research organization)	c/o The Scripps Institute 10550 N. Torrey Pines Road La Jolla, California 92037

John A. Paganelli	Partner, RFG Associates (a financial planning organization)	1250 Pittsford Victor Road Building 200, Suite 180 Pittsford, New York 14534

Richard C. Pfenniger, Jr.	Interim CEO of IntegraMed America, Inc.	Two Manhattanville Road Purchase, NY 10577

Alice Lin-Tsing Yu, M.D., Ph.D.	Distinguished Research Fellow and Associate Director, Genomics Research Center, Academia Sinica, Taiwan	Genomics Research Center Academia Sinica 128 Academia Road, Section 2 Taipei, Taiwan, 11554

Juan F. Rodriquez	Senior Vice President and Chief Financial Officer	4400 Biscayne Boulevard Miami, Florida 33137